LATHAM & WATKINS

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www.lw.com

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File No. 040006-0000

27 April 2005



VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

82-34770



SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled *Yara strengthens its position in Denmark* dated April 27, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosure


YARA

Yara strengthens its position in Denmark

Oslo (2004-04-27): Yara is strengthening its position in Denmark by establishing a new joint venture, Ferti Supply I/S, together with two Danish companies; Dansk Landbrugs Grovvareselskap (DLG) and Agro Danmark. The new company will import, distribute and sell mineral fertilizer in the Danish market. Yara will own 50% of the shares, whereas DLG will hold 40% and Agro Danmark 10%.

Ferti Supply will purchase mineral fertilizer from Yara and SweDane Fertilizer, a company partly owned by DLG, and distribute the material for resale to DLG, Agro Danmark and other retail outlets in the Danish market.

The new company is an important step in Yara's strategy to increase the cooperation with local partners for the distribution of mineral fertilizer building on the company's Key Account concept. The new joint venture will further improve the cost efficiency of selling and distributing mineral fertilizer in Denmark.

Ferti Supply is expected to sell approximately 550,000 tonnes of fertilizer per year, representing annual revenues of approximately DKK 700 million.

The establishment of the new company is dependent upon approval by the EU's competition authorities. The company is expected to be operational from second half of 2005.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.